Von: **Max at HiveTracks** max@hivetracks.com
Betreff: HiveTracks I Wefunder Kick-off & Third Quarter Recording
Datum: 8. November 2022 um 07:14
An: Max Rünzel max@hivetracks.com



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Dear Investors, Partners, and Supporters,

The time has come! Today, we are launching our Wefunder campaign with a small circle of investors, partners, and supporters and you are part of it. The entire HiveTracks team has been incredibly busy, and we are excited to work with our community to make HiveTracks' vision to crowd-source environmental data collection possible.

You're about to get a sneak peek into what our campaign looks like and we need your support! Just below, we have listed four steps for you to make our round a full success!

1. Private Launch Phase - time to pledge

- Check out our landing page and our updated pitch video (thanks a lot for your feedback on Friday) and make a pledge to help kick things off!!

2. Feedback, Feedback, Feedback!

- We would love to get a few written testimonials and some videos from current investors to help us improve our page. To make it easy for you, we have prepared a set of questions here and are happy to personalize them to suit your style and brand. Feel free to grab a time on my calendar or to reply to this email to schedule a session.

3. Official Launch Phase - time to confirm

- In mid-November, we'll go public with our campaign and share it with our 19k+ email list and 22k+ social media following. This is when you can confirm your investment and help us excite the community to hit our raise goal. No worries, you will know when this moment is approaching.

4. Spread the word - time to share

- Use some of our comms materials to promote the raise in your networks. We will reach out to you and make them available in an easy way.

FInally, thanks to all of you who participated in last week's quarterly investor update. As per usual, we're sharing the links to our recording as well as our slides, which include the financial update, for those who couldn't make it. Please reach out if you have any questions.

Thanks again for all your help. We look forward to working together to reach our raise goal and to making the future of HiveTracks possible.

Have a great week, everybody, and talk soon!

All the best,

Max









HiveTracks
know your bees!

Max at HiveTracks
489 Big Laurel Road, Creston, NC 28615











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Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.